April 26, 2021

VIA EDGAR

Yoon Y. Choo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: First Eagle Alternative Capital BDC, Inc. Preliminary Proxy
Statement Filed on April 13, 2021
File Number: 814-00789

Dear Ms. Choo:

On behalf of First Eagle Alternative Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by you regarding the Company’s Preliminary Proxy Statement on Schedule 14A for its annual meeting of stockholders to be held on June 17, 2021 (the “Preliminary Proxy Statement”) in a telephone conversation on April 19, 2021 between you and Steven Grigoriou and Justin Guo of Simpson Thacher & Bartlett LLP, outside counsel to the Company. For your convenience, a transcription of your comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1.

Comment: On the Notice of Virtual Meeting page, please do not enumerate the following, as it is not a proposal at the meeting: “To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements.”

Response: The Company has updated the proxy statement in accordance with your comment.

2.

Comment: Under the “Required Votes” sub-section of Proposal 1, please clarify that the proxy is conferring discretionary authority to vote on the election of a replacement director if a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve, consistent with Rule 14a-4(c)(5).

Response: The Company has revised the language under Proposal 1 so that it is consistent with Rule 14a-4(c)(5) in connection with the election of a replacement director.

3.

Comment: In the second sentence of second paragraph under the “Transactions with Related Persons” section, please clarify whether the Company’s 2020 base management fee is calculated gross or net of the base management fee waiver.

Response: The Company has revised the language to clarify that the 2020 base management fee is calculated gross of the base management fee waiver.

4.

Comment: In the “Delinquent Section 16(a) Reports” section, please clarify that the Company is relying on a review of forms “filed with” the Securities and Exchange Commission or written representations that no such forms were required, in compliance with Item 405(b) under Regulation S-K.

Response: The Company has revised the language to address the comment and be consistent with Item 405(b) under Regulation S-K.

5.

Comment: The title of Proposal 3 reads “[t]o approve an amendment to our Third Amended and Restated Certificate of Incorporation (“Charter”) to remove the ability of the continuing directors to remove any director for cause,” but it does not reflect the ability for the stockholders to remove directors with or without cause. Please clarify and make corresponding changes to other sections and the proxy card.

Response: The Company has revised the title of Proposal 3 and corresponding changes to the proxy statement and proxy card to clarify that the purpose of the proposal is to default to the director removal provision of the Delaware General Corporation Law (DGCL), which allows stockholders to remove directors with or without cause.

6.

Comment: Under Proposal 3, please more fully disclose consequences of removing Section 5.4 of the current Charter and briefly discuss the provisions under Section 141(k) of DGCL, including any exceptions thereof. In addition, please also clarify when the Charter revision will be effective if Proposal 3 is approved by the stockholders. For the bolded language under this proposal, please also insert language to clarify that stockholders have the right to remove directors with or without cause.

Response: The Company has revised language of Proposal 3 to respond to the comments, including adding discussions regarding (i) the consequences and effective date (if approved) of Charter revision, (ii) Section 141(k) of DGCL and (iii) the ability of stockholders to remove directors with or without cause.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (202) 636-5592.

Sincerely,

/s/ Steven Grigoriou

Steven Grigoriou, Esq.

cc:	David W. Blass, Esq.

Christopher P. Healey, Esq.